Mail Stop 6010

April 24, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Karim Menassa
President
Medical International Technology, Inc.
1872 Beaulac Street, Ville Saint-Laurent
Montreal, Quebec, Canada   HR4 2E7

      RE: Medical International Technology, Inc.
               Item 4.01 Form 8-K
               Filed April 20, 2007
               File No. 0-31469

Dear Mr. Menassa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K dated April 20, 2007</u>

<u>Item 4-01. Changes in Registrant's Certifying Accountant</u>

We note in the penultimate paragraph of this report that "management may not have provided all requested audit documentation and/or information to allow" your former auditor to complete the audit for the fiscal year ended September 30, 2006. Please summarize the items that were not provided and for each, tell us the reason(s) why the document/information was not made available to them or withheld. In this regard, tell us whether or not this situation will also become a problem for your new auditor.

To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant